EXHIBIT 1

On Wednesday, October 18, Carlos Rodriguez appeared in a Bloomberg TV interview with Vonnie Quinn, which you can watch here. That same day, Carlos also appeared in a Bloomberg Radio interview on Bloomberg Markets, which you can listen to here, and Bloomberg Online published an article, “ADP Chief Calls Ackman’s Proxy Fight a Distraction,” which you can view here.